Exhibit 99.1

TC BioPharm Announces Closing of Upsized $6.0 Million Public Offering

EDINBURGH, Scotland, Aug. 28, 2024 /PRNewswire/ — TC BioPharm (Holdings) PLC (“TC BioPharm” or the “Company”) (NASDAQ: TCBP) a clinical stage biotechnology company developing platform allogeneic gamma-delta T cell therapies for cancer and other indications, today announced the closing of its previously announced public offering, upsized to 6,000,000 shares of its American Depository Shares (“ADSs”)(or pre-funded warrants in lieu thereof), together with Series H warrants (“Series H Warrants”) to purchase up to 6,000,000 ADSs at a combined public offering price of $1 per ADS (or pre-funded warrant in lieu thereof) and associated Series H Warrant. The Series H Warrants have an exercise price of £0.76 per ADS, are exercisable upon issuance and will expire one year from the date of issuance. Each ADS represents two hundred ordinary shares of the Company.

The gross proceeds to the Company from the offering are $6.0 million, before deducting offering expenses payable by the Company. The Company intends to use the net proceeds from this offering to support its upcoming clinical trial focusing on relapse/refractory Acute Myeloid Leukemia, for market awareness and for continuing operating expenses and working capital.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-281613) previously filed with and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 28, 2024 and an additional registration statement on Form F-1 filed pursuant to Rule 462(b) which became automatically effective on August 28, 2024. . The offering was made only by means of a prospectus, which is part of the effective registration statement. A final prospectus relating to the offering will be filed with the SEC. Electronic copies of the final prospectus may be obtained for free on the SEC’s website located at http://www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Current Report on Form 8-K that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the Company’s intent or ability to affect any budget savings or execute on any M&A or capital raising strategy. These statements are based on management’s current assumptions and are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. For other important factors that could cause actual results to differ materially from the forward-looking statements in this Current Report on Form 8-K, please see the risks and uncertainties identified under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, and our other reports filed with the SEC, all of which is available on the Company’s Investor Relations website at www.tcbiopharm.com and on the SEC website at www.sec.gov. All forward-looking statements reflect the Company’s beliefs and assumptions only as of the date of this press release. The Company undertakes no obligation to update forward-looking statements to reflect future events or circumstances.

About TC BioPharm (Holdings) PLC

TC BioPharm is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of gamma-delta T cell therapies for the treatment of cancer with human efficacy data in acute myeloid leukemia. Gamma-delta T cells are naturally occurring immune cells that embody properties of both the innate and adaptive immune systems and can intrinsically differentiate between healthy and diseased tissue. TC BioPharm is the leader in developing gamma-delta T cell therapies, and the first company to conduct phase II/pivotal clinical studies in oncology. The Company is conducting two investigator-initiated clinical trials for its unmodified gamma-delta T cell product line - Phase 2b/3 pivotal trial in treatment of acute myeloid leukemia using the Company’s proprietary allogeneic CryoTC technology to provide frozen product to clinics worldwide.